UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2018

Commission File Number: 001-35043

GREAT PANTHER SILVER LIMITED

(Translation of registrant's name into English)

1330 – 200 Granville Street

Vancouver, British Columbia, V6C 1S4, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[  ] Form 20-F     [X] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

SUBMITTED HEREWITH

Exhibits

99.1	NEWS RELEASE DATED FEBRUARY 23, 2018 - GREAT PANTHER SILVER REPORTS FISCAL YEAR 2017 FINANCIAL RESULTS
99.2	CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 and 2016
99.3	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2017
99.4	CEO CERTIFICATION
99.5	CFO CERTIFICATION

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER SILVER LIMITED

/s/ Jim A. Zadra
Jim A. Zadra
Chief Financial Officer & Corporate Secretary

Date: February 23, 2018